Exhibit 99.9

CLASS A MEETING AND EXTRAORDINARY GENERAL MEETING OF WERIDE INC. March 13, 2026 Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM Eastern Time on March 4, 2026. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE “FOR” THE RESOLUTIONS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. 031326 To change the address on your account or to add the email, please check the box at right. Please indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at equiniti.com/us/ast-access or supply your email address below. 2. To approve the proposed amendments and restatement of the Memorandum and Articles of Association by substituting them with the Ninth Amended Memorandum and Articles (as set out in part B of Appendix I to the Circular) (to take effect if the Class-based Resolution is not passed at either the Class A Meeting or the Class B Meeting), and to authorize the Board to deal with all related filings and amendments (where necessary) procedures. 3. To give a general mandate to the Directors to allot, issue or deal with addi-tional Class A Ordinary Shares and/or to transfer Class A Ordinary Shares out of treasury not exceeding 20% of the total number of issued Shares (exclud-ing treasury Shares). 4. To give a repurchase mandate to the Directors to repurchase Class A Ordinary Shares and/or ADSs not exceeding 10% of the total number of issued Shares (excluding treasury Shares). 5. To extend the general mandate granted to the Directors to allot, issue or deal with additional Class A Ordinary Shares and/or to transfer Class A Ordinary Shares out of treasury by the number of Class A Ordinary Shares and/or the Class A Ordinary Shares underlying ADSs repurchased by the Company. 6. To approve and adopt the 2026 Share Plan, a summary of the principal terms of which is set out in Appendix III to the Circular. 7. To approve and adopt the Plan Limit on the total number of new Class A Ordinary Shares (including treasury Shares) that may be issued or trans-ferred under the 2026 Share Plan to eligible Participants. 8. To approve and adopt the Consultant Sub-limit on the total number of new Class A Ordinary Shares (including treasury Shares) that may be issued or transferred under the 2026 Share Plan to Consultants. FOR 1. To consider and approve the Class-Based Resolution to amend and restate the Memorandum and Articles of Association. 1. To approve the proposed amendments and restatement of the Memorandum and Articles of Association by substituting them with the Ninth Amended Memorandum and Articles (as set out in part A of Appendix I to the Circular), subject to the passing of the Class-based Resolution at the Class A Meeting and Class B Meeting, and to authorize the Board to deal with all related fil-ings and amendments (where necessary) procedures. SPECIAL RESOLUTIONS continued ORDINARY RESOLUTIONS ORDINARY RESOLUTION FOR AGAINST ABSTAIN AGAINST ABSTAIN CLASS A MEETING AGENDA EXTRAORDINARY GENERAL MEETING AGENDA SPECIAL RESOLUTIONS EXTRAORDINARY GENERAL MEETING AGENDA

0 ------------------ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---------------- 14475 CLASS A MEETING AND EXTRAORDINARY GENERAL MEETING OF WERIDE INC. (Continued and to be signed on the reverse side) 1.1 ADD YOUR EMAIL ADDRESS ONLINE Add your email address to your online account to enroll in eConsent and receive future materials electronically. For first time users setting up an account: • Visit equiniti.com/us/ast-access. • Under Individuals click on LOGIN. A new screen will appear. • Under Shareholder Central click First Time Registration. • Follow the instructions provided to set up your account which will include providing your e-mail address. • Once your account has been set up click on your username at the top right of the screen. From the drop down select My profile which opens another window. • In the box labeled Document Delivery select the option Enroll in e-Delivery of Documents. • Finally, click the Submit button. Any future proxy materials will be sent to the primary email address on the account, should they be available. For existing users updating your account: • Visit equiniti.com/us/ast-access. • Under Individuals click on LOGIN. A new screen will appear. • Under Shareholder Central click LOGIN. Enter your username and password. • Click on your username at the top right of the screen. From the drop down select My profile which opens another window. • In the box labeled Document Delivery select the option Enroll in e-Delivery of Documents. • Finally, click the Submit button. Any future proxy materials will be sent to the primary email address on the account, should they be available. Alternatively, you can provide your email address in the section on the reverse entitled Electronic Shareholder Communications.